Exhibit 99.1

UNDERWRITING AGREEMENT

May 11, 2018

Platinum Group Metals Ltd.

788 — 550 Burrard Street

Vancouver, British Columbia V6C 2B5

Attention:                                         Mr. Michael R. Jones

President and Chief Executive Officer

Dear Mr. Jones:

BMO Nesbitt Burns Inc. (“BMO” or the “Lead Underwriter”), Leede Jones Gable Inc. (“Leede”) and Roth Capital Partners, LLC (“Roth” and, together with Leede and BMO, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally offer to purchase from Platinum Group Metals Ltd. (the “Corporation”) in the respective percentages set forth in Section 22 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, units of the Corporation (the “Units”) upon the terms and conditions set out below. Each Unit will consist of one Common Share (as hereinafter defined) (each, a “Unit Share” and collectively, the “Unit Shares”) and one Common Share purchase warrant (each, a “Warrant” and collectively, the “Warrants”). Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share” and collectively, the “Warrant Shares”) at a price of US$0.17 per Warrant Share at any time prior to 4:00 p.m. Vancouver time on the date that is 18 months following the Closing Date (as defined herein). The Warrants shall be created and issued pursuant to the Warrant Indenture (as hereinafter defined). Upon and subject to the terms and conditions contained herein, the Underwriters hereby severally, and not jointly nor jointly and severally, agree to purchase from the Corporation on the Closing Date (as hereinafter defined), in the respective percentages set forth in Section 22  hereof, and the Corporation hereby agrees to sell to the Underwriters, an aggregate of 114,000,000 Units on an underwritten basis at a price of US$0.15 per Unit (the “Offering Price”) for an aggregate purchase price of US$17,100,000. The Corporation hereby agrees to issue and sell to the Underwriters, subject to the provisions hereof, on the Closing Date, such Units, referred to herein as the “Firm Units”.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22 hereof, up to an additional 17,100,000 Units (the “Additional Units”) on the same basis as the Units, for the purpose of covering over-allotments made in connection with the Offering and for market stabilization purposes. The Over-Allotment Option in respect of the Additional Units may be exercisable by the Underwriters: (i) to acquire Additional Units at the Offering Price; or (ii) to acquire additional Unit Shares (the “Additional Shares”) at a price of US$0.149 per Additional Share, or (iii) to acquire additional Warrants (the “Additional Warrants”) at a price of US$0.001 per Additional Warrant; or (iv) to acquire any combination of Additional Units, Additional Shares and Additional Warrants, so long as the aggregate number of Additional Shares and Additional Warrants that may be issued under such Over-Allotment Option does not exceed 17,100,000 Additional Shares and 17,100,000 Additional Warrants.  The Additional Units, the Additional Shares and the Additional Warrants are collectively referred to herein as the “Additional Securities”. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. Unless the context otherwise requires, references herein to the “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” assumes the exercise of the Over-Allotment Option and includes all additional securities issuable thereunder. The Units, Unit Shares and Warrants are collectively referred to herein as the “Offered Securities”.

The undersigned understand that the Corporation has prepared and filed with each of the Canadian Securities Commissions (as defined below) a preliminary short form base shelf prospectus dated October 5, 2016 (together with the Documents Incorporated by Reference (as defined below) therein, the “Canadian Preliminary Base Shelf Prospectus”) and a final short form base shelf prospectus dated October 14, 2016 (together with the Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Final Base Shelf Prospectus”) in respect of up to US$250,000,000 aggregate initial offering price of common shares, debt securities, warrants, units and subscription receipts of the Corporation, omitting the Shelf Information (as defined below) in accordance with National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 — Shelf Distributions (“NI 44-102”, and, together with NI 44-101, the “Shelf Procedures”) and that the Corporation has received a Dual Prospectus Receipt (as defined below) from the Commission, as principal regulator, representing the deemed receipt of each of the securities commissions or regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces of Canada, other than Quebec (the “Qualifying Jurisdictions”) pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) for the Canadian Preliminary Base Shelf Prospectus on October 5, 2016 and for the Canadian Final Base Shelf Prospectus on October 14, 2016.  The Corporation has also prepared and filed a preliminary prospectus supplement relating to the Offering (as defined below), which excluded certain pricing information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”).

The undersigned also understand that the Corporation has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the United States and Canada (the “MJDS”), a registration statement on Form F-10 (File No. 333-213985) covering the public offering and sale of the securities qualified under Canadian Securities Laws by the Canadian Final Base Shelf Prospectus, including the Offered Securities, under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “U.S. Securities Act”) (including the Canadian Final Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such registration statement on Form F-10, the “U.S. Final Base Shelf Prospectus”). The Canadian Final Base Shelf Prospectus and the U.S. Final Base Shelf Prospectus are hereinafter collectively referred to as the “Base Prospectuses”. The Corporation has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form  F-X  (the  “Form  F-X”) at the time of the initial filing of the Registration Statement (as defined below).  The Corporation has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”).

In addition, the undersigned also understand that the Corporation will prepare and file, as promptly as possible and in any event (i) no later than 4:59 P.M. E.D.T. on the date of this Agreement, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) within one business day following the filing of the  Canadian  Prospectus Supplement with the Canadian Securities Commissions, with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained from the Canadian Securities Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements”. The Canadian Preliminary Prospectus Supplement, together with the Canadian Final Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The registration statement on Form F-10, in the form in which it became effective, and including the U.S. Prospectus (as defined below), each as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, is herein called the “Registration Statement”.  The U.S. Preliminary Prospectus Supplement, together with the U.S. Final Base Shelf Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the “Preliminary Prospectuses”. The term “U.S. Prospectus” shall refer to the U.S. Final Base Shelf Prospectus as supplemented by the U.S. Prospectus Supplement. The term “Canadian Prospectus” shall refer to the Canadian Final Base Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under the Canadian Securities Laws at any time on or prior to end of the period from the date hereof through and including the Closing Date (as defined below), where such material is deemed to be incorporated by reference into any such document, is referred to herein collectively as the “Supplementary Material”. Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus, the U.S. Final Base Shelf Prospectus, the U.S. Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of any such document, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or the Canadian Securities Laws, and (ii) any such document so filed. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively referred to as the “Prospectuses”.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as defined below), if any, and the information listed in Schedule “E” hereto, taken together, are hereinafter referred to collectively as the “Pricing Disclosure Package”.  For the purposes of this Agreement, the “Applicable Time” is 9:00 A.M. E.D.T. on the date of this Agreement.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as defined below) and the requirements of  the Financial Industry Regulatory Authority, Inc. (“FINRA”). Roth will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities in Canada.

In consideration of the agreement on the part of the Underwriters to purchase the Offered Securities and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation agrees to pay to BMO on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 6% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Units and Additional Securities, as the case may be, to the Corporation less the amount of the Underwriting Fee. The Lead Underwriter will also be entitled to a work fee equal to 6% of the Underwriting Fee for its services as lead underwriter, which shall be extracted from the gross Underwriting Fee.

Prior to, or concurrently with, the offering of the Offered Securities, Hosken Consolidated Investments Limited (“HCI”) has agreed to purchase, directly or through a subsidiary, on a private placement basis, 15,090,999 units (the “HCI Units”) at a price of US$0.15 per HCI Unit for gross proceeds of US$2,263,649.85 (the “Concurrent Private Placement”).  Each HCI Unit will consist of one Common Share and one Common Share purchase warrant, with each full Common Share purchase warrant allowing the holder to purchase one further Common Share at a price of US$0.17 per Common Share for a period of 18 months from the date of closing of the Concurrent Private Placement.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1               Interpretation

(1)                                 Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Securities” has the meaning given to it in the second paragraph of this Agreement;

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“Additional Units” has the meaning given to it in the second paragraph of this Agreement;

“Additional Warrants” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

“Agreements and Instruments” has the meaning given to it in Section 7(33);

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

“Base Prospectuses” has the meaning given to it in the fourth paragraph of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia and New York, New York;

“Canadian Final Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus, the Canadian Prospectus and any Marketing Documents;

“Canadian Preliminary Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Preliminary Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Commissions” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Commissions;

“Canadian Warrant Prospectus” has the meaning given to it in Section 11(1)(f);

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Corporation;

“Concurrent Private Placement” has the meaning given to it in the tenth paragraph of this Agreement;

“Convertible Notes” means the US$20.0 million in aggregate principal amount of 6 7/8% convertible senior subordinated notes due July 1, 2022, as governed by the Note Indenture;

“Corporation” has the meaning given to it in the first paragraph of this Agreement;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Applicable Securities Laws;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus and any Supplementary Material, as the case may be;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Emerging Growth Company” has the meaning given to it in Section 7(57);

“Employee Plans” has the meaning given to it in Section 7(47);

“Environmental Laws” has the meaning given to it in Section 7(27);

“Financial Statements” means the audited annual financial statements of the Corporation and the unaudited interim financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, as applicable;

“FINRA” has the meaning given to it in the eighth paragraph of this Agreement;

“Firm Units” has the meaning given to it in the first paragraph of this Agreement;

“Foreign Corruption Laws” has the meaning given to it in Section 7(53);

“Form 20-F” means the Corporation’s Form 20-F annual report for the fiscal year ended August 31, 2017;

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Governmental Licenses” has the meaning given to it in Section 7(28);

“Hazardous Materials” has the meaning given to it in Section 7(27);

“HCI” has the meaning given to it in the tenth paragraph of this Agreement;

“HCI Units” has the meaning given to it in the tenth paragraph of this Agreement;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Implats Transaction” means: (a) the purchase by Impala Platinum Holdings Ltd. of shares representing a 15.0% interest in Waterberg JV Resources Proprietary Limited from Platinum Group Metals (RSA) Proprietary Limited, Japan Oil, Gas and Metals National Corporation and Tiger Gate Platinum (RF) Proprietary Limited, as nominee for Japan Oil, Gas and Metals National Corporation; and (b) the entering into of the Waterberg Call Option Agreement;

“Indemnified Party” has the meaning given to it in Section 9(1);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Securities or Warrant Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Securities or Warrant Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“ITA” means the Income Tax Act (Canada), as amended;

“Lead Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Liberty Facility” means the US$40,000,000 secured operating loan facility that the Corporation drew down on November 20, 2015, governed by the Second Amended and Restated Second Lien Credit Agreement among the Corporation and Liberty Metals & Mining Holdings, LLC, among others, dated as of February 12, 2018, as amended by the Liberty Modification Agreements and subsequent consents and waivers;

“Liberty Modification Agreements” means, together, the First Modification Agreement to the Second Amended and Restated Credit Agreement dated as of February 28, 2018 between the Corporation and Liberty Metals & Mining Holdings, LLC, among others, amending the Liberty Facility and the Second Modification Agreement to the Second Amended and Restated Credit Agreement dated as of May 1, 2018 between the Corporation and Liberty Metals & Mining Holdings, LLC, among others, amending the Liberty Facility and the PPA Termination Agreement;

“Marketing Documents” means the marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Maseve” means Maseve Investments 11 Proprietary Limited;

“Maseve Mine” means Maseve’s platinum and palladium mine, also known as Project 1;

“Maseve Sale Transaction” means the sale of all of the Corporation’s rights and interests in the Maseve Mine, pursuant to the Plant Sale Transaction and the Share Transaction, to Royal Bafokeng Resources Proprietary Limited and RBPlat, respectively;

“Material Adverse Effect” means any event, change, fact or state of being which could reasonably be expected to have a material and adverse effect on the business, affairs, capital, operation, permits, contractual arrangements, assets, management, condition (financial or otherwise), business prospects, financial position, shareholders’ equity, results of operations, liabilities (absolute, accrued, contingent or otherwise) or properties of the Corporation and its consolidated interest in the Subsidiaries, taken as a whole, or any fact, event, or change that would result in any Offering Document containing a misrepresentation;

“material change” means a material change in or relating to the Corporation for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Corporation and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management who believe that confirmation of the decision by the board of directors of the Corporation is probable;

“Material Contracts” has the meaning given to it in Section 7(30);

“Material Entities” means Platinum Group Metals (RSA) Proprietary Limited, Mnombo Wethu Consultants Proprietary Limited and Waterberg JV Resources Proprietary Limited, and “Material Entity” means any one of them;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation;

“Material Properties” means the mineral properties described in the Offering Documents as the Waterberg joint venture project located on the north limb of the Bushveld Igneous Complex, which is comprised of two adjacent project areas formerly known as the Waterberg joint venture project and the Waterberg extension project;

“Mining Rights” means prospecting, exploration and mining rights, as applicable, relating to the Material Properties;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“MJDS” has the meaning given to it in the fourth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(53);

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 — Shelf Distributions;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations;

“Note Indenture” means the Note Indenture dated June 30, 2017 between the Corporation and The Bank of New York Mellon, as supplemented on January 31, 2018;

“NYSE American” means the NYSE American, LLC;

“OFAC” has the meaning given to it in Section 7(55);

“Offered Securities” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Securities pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 16(1);

“Option Closing Time” has the meaning given to it in Section 16(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Passport System” has the meaning given to it in the third paragraph of this Agreement;

“Plant Sale Transaction” means Step 1 of the Maseve Sale Transaction, which is comprised of the sale of the concentrator plant and certain surface assets of the Maseve Mine to Royal Bafokeng Resources Proprietary Limited for a cash payment of the Rand equivalent of US$58,000,000, which closed on April 6, 2018, pursuant to the Sale of Business Agreement;

“PPA Termination Agreement” means the Production Payment Agreement Termination Agreement dated October 30, 2017 among the Corporation, Platinum Group Metals (RSA) Proprietary Limited and Liberty Metals & Mining Holdings, LLC, as modified on February 12, 2018, by subsequent consent or waiver and by and the Second Modification Agreement to the Second Amended and Restated Credit Agreement dated as of May 1, 2018 between the Corporation and Liberty Metals & Mining Holdings, LLC, among others, amending the Liberty Facility and the PPA Termination Agreement;

“Preliminary Prospectuses” has the meaning given to it in the sixth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the seventh paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the sixth paragraph of this Agreement;

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

“Principals” has the meaning given to it in Section 7(17);

“Purchasers” means, collectively, each of the purchasers of the Offered Securities arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” has the meaning given to it in the third paragraph of this Agreement;

“RBPlat” means Royal Bafokeng Platinum Limited;

“Registration Statement” has the meaning given to it in the sixth paragraph of this Agreement;

“Repayment Event” has the meaning given to it in Section 7(33);

“Sale of Business Agreement” means the Sale of Business Agreement among Royal Bafokeng Resources Proprietary Limited, Maseve and Platinum Group Metals (RSA) Proprietary Limited dated November 23, 2017, as amended on February 2, 2018 and March 12, 2018;

“Scheme Implementation Agreement” means the Scheme Implementation Agreement among RBPlat, Maseve and Platinum Group Metals (RSA) Proprietary Limited dated November 23, 2017, as amended on February 12, 2018;

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 2(1);

“Share Transaction” means Step 2 of the Maseve Sale Transaction, consisting of the acquisition by RBPlat of 100% of the shares in Maseve and all shareholder loans owed by Maseve for aggregate consideration originally valued at US$16,000,000, which closed on April 26, 2018, pursuant to the Scheme Implementation Agreement;

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” has the meaning given to it in the third paragraph of this Agreement;

“Specified Disclosure” means the disclosure in the Prospectus Supplement in the “Risk Factors” section of the Prospectus Supplement under the headings “The Company may face equipment shortages, access restrictions and lack of infrastructure”, “The Company’s prospecting and mining rights are subject to title risks”, “The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company”,  “Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa” and “The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights”;

“Sprott Term Sheet” means the non-binding term sheet entered into between the Corporation and Sprott Private Resource Lending (Collector) LP, for a proposed US$15,000,000 senior secured operating loan facility;

“Subsidiaries” means all of the Material Entities, and “Subsidiary” means any one of them;

“Supplementary Material” has the meaning given to it in the sixth paragraph of this Agreement;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 17;

“Underwriting Fee” has the meaning given to it in the ninth paragraph of this Agreement;

“Unit Shares” has the meaning given to it in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Units” has the meaning given to it in the first paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Final Base Shelf Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Offering Documents” means the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act and the U.S. Exchange Act;

“U.S. Warrant Prospectus” has the meaning given to it in Section 11(1)(f);

“Warrant Agent” means Computershare Trust Company of Canada;

“Warrant Indenture” means the warrant indenture to be entered into on the Closing Date between the Warrant Agent and the Corporation, in relation to the Warrants, as may be amended from time to time;

“Warrant Shares” has the meaning given to it in the first paragraph of this Agreement;

“Warrants” has the meaning given to it in the first paragraph of this Agreement; and

“Waterberg Call Option Agreement” means the Call Option Agreement entered into among the Corporation, Impala Platinum Holdings Limited, Platinum Group Metals (RSA) Proprietary Limited, Mnombo Wethu Consultants Proprietary Limited, Tiger Gate Platinum (RF) Proprietary Limited, Japan Oil, Gas and Metals National Corporation and Waterberg JV Resources Proprietary Limited, pursuant to which Impala Platinum Holdings Limited acquired an option to increase its stake in Waterberg JV Resources Proprietary Limited to 50.01% through additional share purchases and earn-in arrangements.

(2)                                 Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Preliminary Prospectus.

(3)                                 Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)                                 All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)                                 Any reference in this Agreement to “US$” or to “dollars” shall refer to the lawful currency of the United States, unless otherwise specified.

(6)                                 The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” —                   List of Material Entities

Schedule “B” —                   Matters to be Addressed in the Corporation’s Canadian Counsel Opinion

Schedule “C” —                   Matters to be Addressed in the Corporation’s U.S. Counsel Opinion

Schedule “D” —                   Form of Lock-Up Agreement

Schedule “E” —                    Pricing Terms Included in the Pricing Disclosure Package

Section 2                                             Distribution of the Offered Securities

(1)                                 Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Securities, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Securities only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)                                 For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Securities are qualified for Distribution in any Qualifying Jurisdiction where a Dual Prospectus Receipt shall have been obtained, unless otherwise notified in writing by the Corporation.

(3)                                 The Underwriters shall promptly notify the Corporation when, in their opinion, the Distribution of the Offered Securities has ceased and will provide to the Corporation, as soon as practicable thereafter, a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)                                 The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set out in the Offering Documents or in any Issuer Free Writing Prospectus.

(5)                                 Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default by another Underwriter or another Underwriter’s duly registered broker dealer affiliate in the United States or any Selling Firm, as the case may be.

(6)                                 The Underwriters acknowledge that the Corporation is not taking any steps to qualify the Offered Securities for Distribution or register the Offered Securities or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

(7)                                 Roth hereby covenants and agrees with the Corporation:

(i)                                     it will not sell or offer to sell, nor allow any Selling Firm acting on behalf of it in connection with the Offering to sell or offer to sell, any of the Offered Securities to any person resident in Canada;

(ii)                                  concurrent with the closing of the Offering, it will deliver to BMO an “all-sold” certificate confirming that neither it nor any Selling Firm acting on its behalf in connection with the Offering, has offered or sold any of the Offered Securities to any person resident in Canada; and

(iii)                               it shall include a statement in the letter or other written notice provided to the purchaser of the Offered Securities sold by it that it is such purchaser’s understanding that the purchaser is not a resident of Canada nor is the purchaser holding such Offered Securities on behalf of or for the benefit of a person resident in Canada.

Section 3                                             Preparation of Prospectus Supplements; Marketing Materials; Due Diligence

(1)                                 During the period of the Distribution of the Offered Securities, the Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplements, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Preliminary Prospectus Supplement, the Canadian Prospectus Supplement and the Supplementary Material, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2)                                 Without limiting the generality of clause (1) above, during the Distribution of the Offered Securities:

(a)                                 subject to Section 7(60), the Corporation shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)                                 the Underwriters shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)                                  the Corporation shall file a template version of any such marketing materials on SEDAR and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Underwriters and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)                                 following the approvals and filings set forth in Sections 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)                                 The Corporation and each Underwriter, on a several basis, covenant and agree not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4                                             Material Changes

(1)                                 During the period from the date of this Agreement to the completion of the Distribution of the Offered Securities, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)                                 any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries taken as a whole;

(b)                                 any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)                                  any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Securities are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation; or

(d)                                 the occurrence of any event as a result of which (i) the Registration Statement, as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)                                 The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Securities upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Securities until Supplementary Material disclosing such change are filed in such Offering Jurisdiction.

(3)                                 The Corporation shall, to the reasonable satisfaction of the Underwriters’ counsel, promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplemental Material or other document without first providing the Underwriters with a copy of such Supplemental Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)                                 If during the Distribution of the Offered Securities there is any change in any Applicable Securities Laws, which, in the reasonable opinion of the Underwriters, results in a requirement to file Supplementary Material, the Corporation shall, to the reasonable satisfaction of the Underwriters’ counsel and subject to the proviso in clause (2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)                                 The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5                                             Deliveries to the Underwriters

(1)                                 The Corporation shall deliver or cause to be delivered to the Underwriters, forthwith:

(a)                                 copies of the Canadian Preliminary Prospectus, the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)                                 copies of the Registration Statement, signed as required by the U.S. Securities Act including any documents included as exhibits to the Registration Statement;

(c)                                  copies of any Supplementary Material required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)                                 any amendments or supplements to the Registration Statement or the U.S. Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement.

(2)                                 The Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Preliminary Prospectuses and the Prospectuses, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Supplementary Material, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event, (i) in Toronto and New York not later than 12:00 noon E.D.T. on May 14, 2018, and in all other cities by 12:00 noon local time on the next Business Day, with respect to the Preliminary Prospectuses and (ii) in Toronto and New York with respect to the Prospectuses and any Supplementary Material by 12:00 noon E.D.T. on the Business Day following the filing of the Prospectuses or Supplementary Material and in all other cities by 12:00 noon local time, on the next Business Day, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Securities in compliance with the provisions of this Agreement.

(3)                                 By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4)                                 The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of PricewaterhouseCoopers LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

Section 6                                             Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement and the Warrant Indenture. The Corporation will qualify the Offered Securities for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions (including state and other sub-national jurisdictions within the United States) as the Underwriters may designate and maintain such qualifications in effect for so long as required for the Distribution of the Offered Securities; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Securities therein.

Section 7                                             Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.  The representations and warranties of the Corporation contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable, and shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

(1)                                 Good Standing of the Corporation.  The Corporation is a corporation existing under the laws of British Columbia, is current and up-to-date with all material filings required to be made, and has the corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case as described in the Pricing Disclosure Package and the Prospectuses, and to enter into, deliver and perform its obligations under this Agreement and the Warrant Indenture, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business;

(2)                                 Good Standing of Material Entities.  The Corporation’s material Subsidiaries are the Material Entities as listed in Schedule “A” hereto, which schedule is true, complete and accurate in all respects.  Each of the Material Entities is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it (save that Waterberg JV Resources Proprietary Limited is required to apply for and be granted a mining right and environmental licences in order for it to conduct future mining operations), in each case as described in the Pricing Disclosure Package and the Prospectuses, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.  All of the issued and outstanding shares in the capital of each Material Entity have been duly authorized and validly issued, are fully paid and are, except as set forth in the Pricing Disclosure Package and the Prospectuses, directly or indirectly beneficially owned by the Corporation, free and clear of any liens or other encumbrances other than (i) transfer restrictions under applicable securities law and (ii) pursuant to shareholder, joint venture or similar agreements disclosed in the Pricing Disclosure Package and the Prospectuses; and none of the outstanding shares in the capital of any Material Entity was issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiary.  There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any shares of any Material Entity except as contemplated by the Maseve Sale Transaction, the Waterberg Call Option Agreement, the Sprott Term Sheet, the PPA Termination Agreement, the Convertible Notes, the Note Indenture and the Liberty Facility. No act or proceeding has been taken by or against any Material Entity in connection with its liquidation, winding-up or bankruptcy;

(3)                                 Share Capital of Material Entities.  The share capital of the Material Entities as set forth in Schedule “A” hereto is true and correct;

(4)                                 Non-Material Subsidiaries.  There are no subsidiaries or other wholly or partially-owned entities of the Corporation other than the Subsidiaries;

(5)                                 Share Capital of the Corporation.  The authorized share capital of the Corporation as set forth in the Pricing Disclosure Package and the Prospectuses is true and correct;

(6)                                 Stock Exchange Listings.  The Common Shares are listed and posted for trading on the TSX and NYSE American, the Corporation is not in default of its listing requirements on the TSX or, except as disclosed in the Pricing Disclosure Package and the Prospectuses, with respect to the NYSE American, and the Corporation has applied to list the Unit Shares, the Warrants and the Warrant Shares on the TSX and the Unit Shares and the Warrant Shares on the NYSE American;

(7)                                 Form of Share Certificates.  The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and does not conflict with any Applicable Securities Laws and complies with the rules and regulations of the TSX and NYSE American;

(8)                                 Unit Shares Valid.  The Unit Shares have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares of the Corporation.  The Unit Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(9)                                 Warrants Valid.  All necessary corporate action has or will have been taken to ensure the Warrants to be issued and sold have been, or prior to the Closing Time will be duly and validly authorized and created for issue and when issued, delivered and paid for, the Warrants will be validly issued and all statements made in this Agreement and in the Offering Documents describing the Warrants (including their attributes) are, and will be, as applicable, accurate in all material respects;

(10)                          Warrant Shares Reserved for Issuance. All necessary corporate action has or will have been taken to ensure the Warrant Shares to be issued and sold on exercise of the Warrants have been, or prior to the Closing Time will be, duly and validly authorized and reserved for issuance and, upon exercise of the Warrants in accordance with their terms (including payment of the exercise price), the Warrant Shares will be validly issued as fully paid and non-assessable and all statements made in this Agreement and in the Offering Documents describing the Warrant Shares (including their attributes) and the Warrant Indenture are, and will be, as applicable, accurate in all material respects;

(11)                          Unit Shares and Warrant Shares Qualified Investments.  The Unit Shares, Warrants and Warrant Shares will, at the time they are issued, provided the Unit Shares and Warrant Shares are listed on a “designated stock exchange” as defined in the ITA, be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, tax-free savings accounts and registered disability savings plans (each as defined in the ITA) provided that, in the case of the Warrants, the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employee, or a subscriber under or a holder of such plan, subject to the specific provisions of any such plan, provided for greater certainty, that no representation is made as to whether the Unit Shares, the Warrants and the Warrant Shares will be “prohibited investments” for any such trust. The Warrants will also be qualified investments under the ITA for the aforementioned plans if the Warrants are listed on a “designated stock exchange” as defined in the ITA;

(12)                          Warrant Indenture.  The Warrant Indenture will, at the time of Closing, be duly authorized, executed and delivered by the Corporation and will be a legal, valid and binding obligation of, and will be enforceable against, the Corporation in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy);

(13)                          Transfer Agent.  Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario has been duly appointed as the registrar and the transfer agent for the Common Shares and, through its offices in 350 Indiana Street, Suite 750, Golden, Colorado 80401, Computershare Trust Company, N.A. has been duly appointed as the U.S. registrar and transfer agent for the Common Shares;

(14)                          Absence of Rights.  Other than as described in the Pricing Disclosure Package and the Prospectuses, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or the Subsidiaries or any other agreement or option for the issue or allotment of any unissued shares of the Corporation or the Subsidiaries or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation; no holder of securities of the Corporation has any rights to require registration or qualification under Applicable Securities Laws of any security of the Corporation in connection with the offer and sale of the Offered Securities;

(15)                          Continuous Disclosure.  The Corporation is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX and the NYSE American and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and the Subsidiaries (taken as a whole) since August 31, 2017, which has not been publicly disclosed on a non-confidential basis; the information and statements in the Documents Incorporated by Reference were true and correct at the time such documents were filed on SEDAR and contained no misrepresentation as of the respective dates of such information and statements; the Documents Incorporated by Reference conformed in all material respects to Canadian Securities Laws at the time such documents were filed on SEDAR; and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof;

(16)                          Financial Statements.  The Financial Statements:

(a)                                 present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(b)                                 have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved; and

(c)                                  do not contain any misrepresentation, with respect to the period covered by the Financial Statements;

(17)                          Financial Books And Records.  The books and records of the Corporation and the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded in all material respects; and except as disclosed in the Pricing Disclosure Package and the Prospectuses:

(a)                                 the Corporation and the Subsidiaries are not indebted to any of their respective directors or officers (collectively the “Principals”), other than on account of their fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the ITA);

(b)                                 none of the Principals or shareholders of the Corporation is indebted to the Corporation, on any account whatsoever; and

(c)                                  the Corporation and the Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever, other than guarantees in favour of the Corporation and the Subsidiaries.

(18)                          Accounting Policies.  There has been no material change in accounting policies or practices of the Corporation or its Subsidiaries since August 31, 2017, except as has been disclosed in the Pricing Disclosure Package and the Prospectuses;

(19)                          Liabilities.  Other than as disclosed in the Pricing Disclosure Package and the Prospectuses, neither the Corporation nor any of the Subsidiaries has any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business;

(20)                          Independent Accountants.  The accountants who reported on and certified the Financial Statements for the fiscal year ended August 31, 2017 are independent with respect to the Corporation within the meaning of Applicable Securities Laws and the applicable rules and regulations adopted by Public Company Accounting Oversight Board (United States);

(21)                          Assets.  The Corporation and the Material Entities, as the case may be, have the right in respect of all assets described in the Pricing Disclosure Package and the Prospectuses as owned by them or over which they have rights free and clear of liens save and except (i) as otherwise disclosed in the Pricing Disclosure Package and the Prospectuses, (ii) as imposed by applicable law, (iii) pursuant to shareholder, joint venture or similar agreements disclosed in the Offering Documents, and (iv) as do not have a Material Adverse Effect;

(22)                          Compliance, Generally.  The Corporation and each of the Material Entities has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and assets are owned, leased or operated except as disclosed in the Specified Disclosure;

(23)                          Mining Rights.  Except as disclosed in the Specified Disclosure, the Mining Rights of the Corporation and the Material Entities are in good standing, are valid and enforceable, are free and clear of any material liens or charges and, other than as set out in the Pricing Disclosure Package and the Prospectuses, no material royalty is payable in respect of any of them.  Except as set out in the Pricing Disclosure Package and the Prospectuses, no property rights other than the Mining Rights are necessary for the conduct of the Corporation’s or the Material Entities’ business as now conducted or proposed to be conducted in the Pricing Disclosure Package and the Prospectuses; and except as set out in the Pricing Disclosure Package and the Prospectuses there are no material restrictions on the ability of the Corporation or the Material Entities to use, transfer or otherwise exploit any such rights. The Corporation and the Material Entities are the holders of the Mining Rights necessary to carry on the activities of the Corporation and the Material Entities.  The Mining Rights held by the Corporation and the Material Entities cover the areas required by them for such purposes, except as disclosed in the Specified Disclosure;

(24)                          Technical Compliance.  The Corporation has complied with the requirements of NI 43-101 in all material respects, including, but not limited to, the preparation and filing of technical reports and each of the technical reports filed with respect to the Material Properties accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there is no new material scientific or technical information nor any other fact or circumstance that creates a requirement for updated reports to be filed;

(25)                          Mineral Information.  The information set forth in the Pricing Disclosure Package and the Prospectuses relating to the estimates of the mineral resources and reserves of the Material Properties has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and the method of estimating the mineral resources and reserves has been verified by mining experts and the information upon which such estimates were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof;

(26)                          South Africa Mineral Laws.  The Corporation and each of the Subsidiaries are in material compliance with the South Africa Mineral and Petroleum Resources Development Act, No. 28 of 2002.  Except as disclosed in the Specified Disclosure, the Corporation is not aware of any circumstances which could reasonably be expected to lead to the suspension or cancellation of any mining claims or other prospecting rights, including, without limitation, as a result of any communication (oral or written) with Department of Mineral Resources in South Africa;

(27)                          Environmental Laws.  (a) Neither the Corporation nor any of the Subsidiaries is in material violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (b) except as set out in the Pricing Disclosure Package and the Prospectuses, the Corporation and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are in material compliance with their requirements and (c) except as set out in the Pricing Disclosure Package and the Prospectuses, there are no pending or, to the knowledge of the Corporation, threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any of the Subsidiaries which if determined adversely would reasonably be expected to have a Material Adverse Effect;

(28)                          Possession of Licenses and Permits.  Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Corporation and the Subsidiaries possess such permits, certificates, licenses, approvals, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, exploit, use, stake or maintain the Mining Rights and to conduct the business now operated by the Corporation and the Subsidiaries except where the failure to possess such Governmental Licenses would not reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Specified Disclosure, (i) the Corporation and the Subsidiaries are in material compliance with the terms and conditions of all such Governmental Licenses and (ii) all of the Governmental Licenses are valid and in full force and effect.  Neither the Corporation nor any Subsidiary has received any notice of proceedings relating to the revocation, suspension or modification of any such Governmental Licenses;

(29)                          Insurance.  The Corporation and the Subsidiaries maintain insurance against loss of, or damage to, their assets on a basis consistent with reasonably prudent persons in comparable businesses; all of the policies in respect of such insurance coverage are in good standing in all material respects and not in default; neither the Corporation nor any Subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause;

(30)                          Material Contracts.  All of the material contracts and agreements of the Corporation and of the Subsidiaries (collectively the “Material Contracts”) have been disclosed in the Pricing Disclosure Package and the Prospectuses.  Neither the Corporation nor any Subsidiary has received notification from any party claiming that the Corporation or any Subsidiary is in breach or default under any Material Contract;

(31)                          No Material Change.  Since August 31, 2017 and except as disclosed in the Pricing Disclosure Package and the Prospectuses including, but not limited to, the Maseve Sale Transaction and the Implats Transaction, (a) there has been no material change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of the Corporation and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and (b) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise;

(32)                          Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental authority, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any

Subsidiary, which is required to be disclosed in the Pricing Disclosure Package and the Prospectuses but not so disclosed.  The aggregate of all pending legal or governmental proceedings to which the Corporation or any Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Pricing Disclosure Package and the Prospectuses include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Material Entities and would not reasonably be expected to result in a Material Adverse Effect;

(33)                          Absence of Defaults and Conflicts.  Neither the Corporation nor any Subsidiary is in violation of its articles or by-laws or other constating documents nor in material default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Corporation or the Subsidiaries is subject (collectively, “Agreements and Instruments”).  The execution, delivery and performance of this Agreement, the Warrant Indenture, the Pricing Disclosure Package and the Prospectuses and the consummation of the transactions contemplated herein and therein and compliance by the Corporation with its obligations hereunder, have been duly authorized by all necessary corporate action by the Corporation, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien or other encumbrance upon any property or assets of the Corporation or the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the articles or by-laws or other constating documents of the Corporation or the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any governmental authority, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation or the Subsidiaries or any of their assets, properties or operations.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or the Subsidiaries;

(34)                          Labour.  No material labour dispute with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent.  Neither the Corporation nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Corporation, no action has been taken or is contemplated to organize any employees of the Corporation or the Subsidiaries;

(35)                          Absence of Further Requirements.  Except as noted herein, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Corporation of its obligations hereunder, or the consummation of the transactions contemplated by this Agreement, except such as have been or will be obtained under Applicable Securities Laws and the rules and regulations of FINRA;

(36)                          Taxes.  All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by applicable law to have been filed or made in each applicable jurisdiction, have been filed or made (as the case may be) and are substantially true, complete and correct in all respects and all taxes of the Corporation and of the Subsidiaries as of the end of the period reported on by the Financial Statements have been paid or accrued in the Financial Statements (and any such accrual is adequate to meet any assessments and related liabilities in respect of the underlying period) except as would not reasonably be expected to have a Material Adverse Effect;

(37)                          No Acquisition.  The Corporation has not completed any “significant acquisition”(as such term is defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Pricing Disclosure Package and the Prospectuses pursuant to Applicable Securities Laws;

(38)                          Corporation Short Form Eligible.  The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian

Securities Laws in connection with the Distribution of the Offered Securities that will not have been filed as required;

(39)                          Documents.  This Agreement has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding obligation of, and is enforceable against, the Corporation in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy);

(40)                          Compliance with Laws.  The Corporation has fully complied with all relevant statutory and regulatory requirements required to be complied with in connection with the Offering;

(41)                          No Loans.  Other than as set out in the Pricing Disclosure Package and the Prospectuses or in connection with or permitted under the Liberty Facility, the PPA Termination Agreement, the Convertible Notes, the Note Indenture and the Sprott Term Sheet, neither the Corporation nor the Subsidiaries have made any material loans to or guaranteed the material obligations of any person other than the Corporation and the Subsidiaries;

(42)                          Directors and Officers.  To the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(43)                          Stock Exchange and Commission Compliance. Other than as set out in the Pricing Disclosure Package and the Prospectuses, neither the Commission, the SEC, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation or the use of any Offering Document and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Corporation, are contemplated;

(44)                          Minute Books and Records.  The minute books and records of the Corporation and the Material Entities made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Corporation and the Material Entities and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Material Entities, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Material Entities to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation;

(45)                          Reporting Issuer Status.  As at the date hereof, the Corporation is a “reporting issuer” in each of the Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such jurisdictions and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Canadian Securities Commissions;

(46)                          Purchase and Sales.  Other than as disclosed in the Pricing Disclosure Package and the Prospectuses or in connection with the Maseve Sale Transaction or the Waterberg Call Option Agreement, neither the Corporation nor the Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

(a)                                 the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares, or otherwise;

(b)                                 the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Corporation) of the Corporation; or

(c)                                  a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or the Material Entities;

(47)                          Employee Plans.  The Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(48)                          No Dividends.  During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or securities or agreed to do any of the foregoing.

(49)                          No Reportable Event.  There has not been a “reportable event” (within the meaning of NI 51-102) with the present auditors of the Corporation and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation;

(50)                          System of Internal Control.  The Corporation maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and has been designed by the Corporation’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Management of the Corporation assessed internal control over financial reporting of the Corporation as of August 31, 2017 and concluded internal control over financial reporting was effective as of such date.  Since the date of the Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.  The Corporation is not aware of any material weaknesses in its internal control over financial reporting;

(51)                          System of Disclosure Control.  The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; such disclosure controls and procedures were effective as of August 31, 2017;

(52)                          Action to Manipulate Price.  Neither the Corporation nor any of the Subsidiaries, nor to the knowledge of the Corporation, any of the Corporation’s affiliates, has taken, nor will the Corporation, any Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Corporation in connection with the Offering;

(53)                          Unlawful Payment.  Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its Subsidiaries is aware of or has (i) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Corporation, its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Corporation and each of its Subsidiaries have conducted their businesses in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of the Corporation and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(54)                          Registration Under Investment Company Act of 1940.  The Corporation is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Pricing Disclosure Package and the Prospectuses under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended;

(55)                          U.S. Sanctions.  Neither the Corporation, any Subsidiary nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(56)                          No Other Fees Payable. Other than the Underwriters pursuant to this Agreement and a finder fee payable in connection with the Concurrent Private Placement amounting to US$191,153, there is no person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(57)                          U.S. Status. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. The Corporation met the general eligibility requirements for the use of Form F-10 under the U.S.

Securities Act at the time the Registration Statement was initially filed and is eligible to use the Registration Statement in connection with the offer and sale of the Offered Securities contemplated hereby; from the time of initial submission of the Registration Statement to the SEC through the date hereof, the Corporation has been and is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act (an “Emerging Growth Company”); and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Securities and at the date hereof, the Corporation was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act;

(58)                          Canadian Offering Documents.  The Canadian Final Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof have complied or will comply, as applicable, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Final Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, have not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Final Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, have constituted or will constitute, as applicable, full, true and plain disclosure of all material facts relating to the Offered Securities and Warrant Shares and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter specifically for use therein;

(59)                          U.S. Offering Documents.  As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto have complied or will comply, as applicable, in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and did not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter specifically for use therein;

(60)                          Issuer Free Writing Prospectuses.  The Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the Offering that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof.  Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter specifically for use therein.  Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

Section 8                                             Representations, Warranties and Covenants of the Underwriters

(1)                                 Each Underwriter hereby severally, and not jointly, nor jointly and severally represents and warrants to the Corporation that:

(a)                                 it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)                                 it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)                                 The Underwriters hereby covenant and agree with the Corporation to the following:

(a)                                 Compliance with Securities Laws.  The Underwriters will comply with Applicable Securities Laws in connection with the offer and sale and Distribution of the Offered Securities.

(b)                                 Completion of Distribution.  The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Securities as promptly as possible after the Closing Time, but in any event no later than seven (7) Business Days following the date of exercise of the entire Over-Allotment Option, if exercised.

(c)                                  Liability on Default. No Underwriter shall be liable to the Corporation under this section with respect to a default by any of the other Underwriters.

(3)                                 Distribution in Canada.  No Underwriter that is a non-resident for purposes of the ITA, will render any services under this Agreement in Canada.

Section 9                                             Indemnification

(1)                                 The Corporation shall indemnify and save harmless each of the Underwriters and their respective affiliates, and their respective directors, officers, employees and agents thereof (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Corporation without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)                                 (i) any information or statement, contained in any Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus or in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus, in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter expressly for use therein;

(b)                                 the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or the breach of any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading;

(c)                                  any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Corporation’s securities or the Distribution of the Offered Securities in any jurisdiction; or

(d)                                 the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the Distribution of the Offered Securities, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection;

provided that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Corporation any funds advanced to the Indemnified Party in respect of such Claim and the indemnity provided for in this Section 9 shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for the purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)                                 If any claim contemplated by this Section 9 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 9 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation under this Section 9 only to the extent that the Corporation is prejudiced by such failure).  The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)                                 the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

(b)                                 the employment of such counsel has been authorized by the Corporation; or

(c)                                  the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party and the Corporation shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

in each of cases (a), (b) or (c), the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel (in addition to local counsel) for all Indemnified Parties in any jurisdiction.  In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel (in addition to local counsel) for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction.  No settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent will not be unreasonably withheld.

(3)                                 To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(4)                                 The Corporation shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

Section 10                                      Contribution

(1)                                 In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 9 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Section 9 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect:  (i) as between the Corporation and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee), and the relative benefits received by the Corporation, on the other hand (being the net proceeds of the Offering, before expenses) from the Offering; and (ii) as between the Corporation and the Underwriters, the relative fault of the Corporation, on the one hand, and the Underwriters, on the other hand; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received.  However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

(2)                                 The rights to contribution provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 10(1) hereof shall apply, mutatis mutandis, in respect of such other right.

(3)                                 Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought.  In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 10, except to the extent such party is materially prejudiced by the failure to receive such notice.  The right to contribution provided in this Section 10 shall be in addition to, and not in derogation of, any other right to contribution that the Underwriters or the Corporation may have by statute or otherwise by law. The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the number of Offered Securities to be purchased by each of the Underwriters hereunder and not joint.

Section 11                                      Covenants of the Corporation

(1)                                 The Corporation covenants and agrees with the Underwriters that:

(a)                                 the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document has been filed and when any Dual Prospectus Receipt has been obtained, and will provide evidence satisfactory to the Underwriters of each such filing and a copy of each such Dual Prospectus Receipt;

(b)                                 between the date hereof and the date of completion of the Distribution of the Offered Securities, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)                                     the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents, the Canadian Warrant Prospectus or the U.S. Warrant Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii)                                  the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE American of any order having the effect of ceasing or suspending the Distribution of the Offered Securities or the issuance of the Warrant Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii)                               any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)                                  the Corporation will use its best efforts to obtain the conditional listing of the Unit Shares, the Warrant Shares and, subject to the distribution requirements of the TSX being met by the Underwriters, the Warrants on the TSX by the Closing Time, subject only to the official notice of issuance, and the Corporation will use its best efforts to have the Unit Shares and Warrant Shares listed and admitted and authorized for trading on the NYSE American by the Closing Time;

(d)                                 as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders and to the Underwriters an earnings statement or statements of the Corporation and its Subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act;

(e)                                  prior to the Closing Time, the Warrant Agent at its principal transfer office in the City of Vancouver, British Columbia will be duly appointed as the warrant agent in respect of the Warrants;

(f)                                   the Corporation will prepare a prospectus supplement (in the English language) relating to the issuance of the Warrant Shares upon exercise of the Warrants in accordance with the Shelf Procedures (the “Canadian Warrant Prospectus”) and a prospectus supplement relating to the issuance of the Warrant Shares upon exercise of the Warrants consisting of the Canadian Warrant Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “U.S. Warrant Prospectus”), and will file the Canadian Warrant Prospectus with the Canadian Securities Commissions pursuant to the Shelf Procedures and the U.S. Warrant Prospectus with the SEC pursuant to General Instruction II.L of Form F-10 immediately prior to the Closing Time (it being understood and agreed to by the Underwriters that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of the Warrant Shares upon exercise of the Warrants in any province or territory of Canada); the Corporation will notify the Underwriters immediately, and confirm the notice in writing when each of the Canadian Warrant Prospectus and U.S. Warrant Prospectus shall have been filed as described above; in addition, the Corporation shall, subject to the terms and conditions of the Warrant Indenture and any actions taken by the Warrant holders thereunder, use its reasonable best efforts while any Warrants remain outstanding to maintain the effectiveness of the registration under the U.S. Securities Act of the issuance of the Warrant Shares upon the exercise of the Warrants in accordance with the Warrant Indenture; and

(g)                                  the Corporation will use the net proceeds from the Offering as described in the Pricing Disclosure Package and the Prospectuses.

(2)                                 Prior to the completion of the Distribution of the Offered Securities, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)                                 The Corporation will promptly notify the Underwriters if the Corporation ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the Distribution of the Offered Securities within the meaning of the U.S. Securities Act, (ii) completion of the 90-day restricted period referred to in Section 11(4) hereof and (iii) August 31, 2018.

(4)                                 Except as contemplated by this Agreement, the Corporation will not, without the prior written consent of BMO (not to be unreasonably withheld), on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Corporation may (i) issue Common Shares or securities convertible into or exchangeable for Common Shares or rights involving any of the economic consequences of ownership of Common Shares pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect on the date hereof; (ii) issue Common Shares issuable upon the conversion, exchange or exercise of convertible or exchangeable securities or the exercise of warrants or options outstanding on the date hereof; and (iii) issue Common Shares or securities convertible into or exchangeable for Common Shares or rights involving any of the economic consequences of ownership of Common Shares pursuant to the Concurrent Private Placement or the participation right of HCI, as provided in the subscription agreement for the Concurrent Private Placement. In addition, the Corporation shall not file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Corporation or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

(5)                                 The Corporation agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

Section 12                                      All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation.  Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Underwriters to terminate their obligation to purchase the Offered Securities, by written notice to that effect given to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable.  It is understood that the Lead Underwriter, on behalf of the Underwriters, may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Lead Underwriter.

Section 13                                      Termination by Underwriters

(1)                                 Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)                                 there should occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or a change in any material fact (other than a material fact related solely to any of the Underwriters as provided by the Underwriters in writing in connection with and solely for the purposes of inclusion in the Offering Documents), or the Underwriters become aware of any undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters in writing in connection with and solely for the purposes of inclusion in the Offering Documents), which in the opinion of an Underwriter, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Securities or Warrant Shares;

(b)                                 there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence or any new law or regulation or a change thereof or other occurrence of any nature whatsoever which, in the opinion of an Underwriter, acting reasonably, seriously adversely effects, or involves, or is expected to seriously adversely effect, or involve, financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation;

(c)                                  the state of financial markets in Canada, the United States or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of an Underwriter, the Offered Securities cannot be marketed profitably or successfully;

(d)                                 there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States (including, without limitation, the Commission, the securities regulatory authority in each of the other Qualifying Jurisdictions, the TSX, NYSE American or the SEC) (other than (i) as disclosed in the Prospectuses and the Disclosure Package with respect to the NYSE American, and (ii) any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or Distribution of the Offered Securities or the issuance of Warrant Shares or would have a material adverse effect on the market price or value of the Offered Securities or Warrant Shares; or

(e)                                  the Corporation is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes false.

(2)                                 If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)                                 The right of the Underwriters, or any of them, to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14                                      Closing

The closing of the purchase and sale of the Firm Units herein provided for shall be completed at 8:00 a.m. E.D.T. on May 15, 2018, or such other date and/or time as may be agreed upon in writing by the Corporation and the Lead Underwriter, but in any event not later than June 15, 2018 (respectively, the “Closing Time” and the “Closing Date”), at the offices of Gowling WLG (Canada) LLP.  In the event that the Closing Time has not occurred on or before June 14, 2018, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15                                      Conditions of Closing and Option Closing

(1)                                 The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Corporation of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)                                 a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Gowling WLG (Canada) LLP, the Corporation’s Canadian counsel, as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel acceptable to them and to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia, Ontario, Alberta and Québec), addressed to the Underwriters and the Underwriters’ counsel, such matters to be as set out in the attached Schedule “B” subject to customary limitations, assumptions and qualifications;

(b)                                 a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Dorsey & Whitney LLP, the Corporation’s U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule “C” (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a letter addressed to the Underwriters to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Prospectus (excluding the Documents Incorporated by Reference) and in conferences with officers and other representatives of the Corporation, representatives of the independent accountants of the Corporation, Canadian and South African counsel for the Corporation, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus, as of the date of the U.S. Prospectus Supplement and as of the Closing Date and the Option Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or that the Pricing Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements, including the notes and schedules thereto, management reports on internal control over financial reporting, and other financial and statistical information and the reports and the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel expresses no belief);

(c)                                  a letter, dated the Closing Date and the Option Closing Date, as applicable, from Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters, to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Prospectus (excluding the Documents Incorporated by Reference) and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus, as of the date of the U.S. Prospectus Supplement and as of the Closing Date and the Option Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or that the Pricing Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements, including the notes and schedules thereto, management reports on internal control over financial reporting, and other financial and statistical information, and the reports and the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel expresses no belief);

(d)                                 a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Cliffe Dekker Hofmeyr Inc., the Corporation’s South African counsel, in form and substance satisfactory to the Underwriters, regarding the Material Entities, with respect to the following: (i) the incorporation and existence of each Material Entity under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Entity, and (iii) that each Material Entity has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(e)                                  a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Cliffe Dekker Hofmeyr Inc., the Corporation’s South African counsel, in form and substance satisfactory to the Underwriters, with respect to Corporation’s right to and ownership of the

Material Properties and to the effect that the statements set forth under “South African Regulatory Framework” in the Form 20-F fairly summarize the matters described therein;

(f)                                   certificates or evidence of registration representing, in the aggregate, the Firm Units (and Additional Securities, as applicable) in the name of CDS or its nominee or in such other name(s) as the Lead Underwriter, on behalf of the Underwriters, shall have directed;

(g)                                  the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(h)                                 the Underwriting Fee paid in accordance with the eighth paragraph of this Agreement;

(i)                                     evidence satisfactory to the Lead Underwriter, on behalf of the Underwriters, that the Unit Shares and the Warrant Shares shall have been listed and admitted and authorized for trading on the NYSE American, and that the Unit Shares, Warrants and the Warrant Shares have been conditionally approved for listing on the TSX, subject only to the official notice of issuance and the TSX listing requirements with respect to distribution of the Warrants having been met by the Underwriters;

(j)                                    a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Lead Underwriter, on behalf of the Underwriters, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Corporation is a “reporting issuer” or its equivalent under the securities laws of each of the qualifying jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Corporation and the Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(k)                                 at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Over-Allotment Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation or another officer acceptable to the Lead Underwriter, on behalf of the Underwriters, acting reasonably, in form and content satisfactory to the Lead Underwriter, on behalf of the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Offered Securities, the allotment, reservation for issue of the Warrant Shares and issuance of Warrant Shares upon due exercise of the Warrants, the grant of the Over-Allotment Option, the authorization of this Agreement and the Warrant Indenture, the listing of the Unit Shares, the Warrants and the Warrant Shares on the TSX and the listing of the Unit Shares and the

Warrant Shares on the NYSE American and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;

(l)                                     at the Closing Time, the Corporation’s directors and officers shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule “D”;

(m)                             at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Material Entities dated within one (1) Business Day (or such earlier or later date as the Lead Underwriter, on behalf of the Underwriters, may accept) of the Closing Date;

(n)                                 evidence satisfactory to the Lead Underwriter, on behalf of the Underwriters, that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering;

(o)                                 at the Closing Time, the Warrant Indenture shall have been duly executed and delivered by each of the Company and the Warrant Agent;

(p)                                 each of the Canadian Warrant Prospectus and the U.S. Warrant Prospectus shall have been filed with the Canadian Securities Commissions and the SEC, as applicable, as contemplated in Section 11(1)(f);

(q)                                 confirmation that the Concurrent Private Placement has occurred or shall occur concurrently with the Closing Time; and

(r)                                    such other documents as the Lead Underwriter, on behalf of the Underwriters, or counsel to the Underwriters may reasonably require; and all proceedings taken by the Corporation in connection with the issuance and sale of the Offered Securities shall be satisfactory in form and substance to the Lead Underwriter, on behalf of the Underwriters, and counsel for the Underwriters, acting reasonably.

Section 16                                      Over-Allotment Option

(1)                                 The Over-Allotment Option may be exercised by the Lead Underwriter, on behalf of the Underwriters, at any time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. E.D.T. on the 30th day after the Closing Date, which notice will specify the number and type of Additional Securities to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Securities are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this agreement, upon the Lead Underwriter, on behalf of the Underwriters, furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number and type of Additional Securities indicated in the notice. Additional Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering or for market stabilization purposes.

(2)                                 In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number and type of Additional Securities in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Gowling WLG (Canada) LLP or at such other place as may be agreed to by the Underwriters and the Corporation.

(3)                                 At the Option Closing Time, the Corporation shall issue to the Underwriters that number and type of Additional Securities in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Underwriters, the Additional Securities electronically through the non-certificated inventory system of CDS against payment of the purchase price therefor by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4)                                 Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Securities in the manner provided in the eighth paragraph of this letter against delivery of a receipt for that payment.

(5)                                 The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17                                      Expenses

The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or Distribution of the Offered Securities and the filing of the Offering Documents; (ii) the fees and expenses of the Corporation’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the actual and accountable out-of-pocket expenses of the Underwriters and actual and accountable reasonable fees and disbursements of the Underwriters’ legal counsel (collectively, the “Underwriters’ Expenses”).  All actual and accountable reasonable fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Corporation immediately upon receiving an invoice therefor from the Lead Underwriter, on behalf of the Underwriters, and shall be payable whether or not an offering is completed.  At the option of the Lead Underwriter, on behalf of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation on the closing of the Offering.  Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ Expenses, as described in this Section 17.  Notwithstanding anything to the contrary contained herein, the Underwriters’ Expenses payable by the Corporation hereunder together with the Underwriting Fee and any advisory fees paid or payable to any of the Underwriters and disclosed in the Prospectus Supplements that are deemed to be underwriters’ compensation within the meaning of the FINRA rules shall not exceed 8.99% of the gross proceeds of the Offering.

Section 18                                      No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the price of the Offered Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters severally, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19                                      Notices

Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed or delivered to:

Platinum Group Metals Ltd.

Bentall Tower 5

Suite 788 — 550 Burrard Street

Vancouver, British Columbia V6C 2B5

Attention:                                         R. Michael Jones

Fax No.:                                                 (604) 484-4710

with a copy to (such copy not to constitute notice):

Gowling WLG (Canada) LLP

2300 - 550 Burrard Street

Vancouver, British Columbia V6C 2B5

Attention:                                         Daniel Allen

Fax No.:                                                 (604) 683-3558

and in the case of the Underwriters, be addressed and faxed or delivered in accordance with the details noted below, and in each case with a copy (which shall not constitute notice) sent to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, British Columbia V7X 1L3

Attention:                                         Kathleen Keilty
Fax No.:                                                 (604) 631-3309

If to BMO, addressed and sent to:

BMO Nesbitt Burns Inc.

Suite 1700 — 885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention:                                         Jamie Rogers

Fax No.:                                                 (604) 443-1408

If to Leede, addressed and sent to:

Leede Jones Gable Inc.

#1800 – 1140 W. Pender St

Vancouver, BC V6E 4G1

Attention:                                         Richard Carter

Fax No:                                                    (604) 658-3099

If to Roth, addressed and sent to:

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, California, 92660

Attention:                                         Joseph Barry

Fax No.:                                                 (949) 720-5739

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 20                                      Actions on Behalf of the Underwriters

The execution of the Agreement by the Underwriters shall constitute the Corporation’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering the Underwriting Fee to, or to the order of, the Lead Underwriter, for and on behalf of the Underwriters, as specifically contemplated in this Agreement.

Section 21                                      Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the

Underwriters of the Offered Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 22                                      Underwriters’ Obligations

(1)                                 Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Securities shall be several, and neither joint nor joint and several, and the liability of each of the Underwriters to purchase the Offered Securities shall be limited to the following percentages of the purchase price paid for the Offered Securities:

BMO Nesbitt Burns Inc.	70%
Leede Jones Gable Inc.	20%
Roth Capital Partners, LLC	10%

(2)                                 If any of the Underwriters fails to purchase its applicable percentage of the Offered Securities at the Closing Time or the Option Closing Time, as the case may be, then the other Underwriters who shall be willing and able to purchase their applicable percentage of the Offered Securities shall have the right, but not the obligation, to purchase, on a pro rata basis, all but not less than all of the Offered Securities not purchased by the defaulting Underwriter, and to receive the defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that such right is not exercised, the other Underwriters that are not in default shall be relieved of all obligations to the Corporation and the Corporation shall not be obligated to sell less than all the Offered Securities, and the Corporation shall be entitled to terminate its obligations under this Agreement except for those under Section 9, Section 10 and Section 17 hereof, provided that in the case of Additional Securities, such termination shall apply only with respect to such Additional Securities and not to any Firm Units. Nothing in this paragraph shall oblige the Corporation to sell to any or all of the Underwriters less than all of the Offered Securities or relieve from liability to the Corporation any Underwriter which shall be so in default.

Section 23                                      Market Stabilization

In connection with the Distribution of the Offered Securities, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24                                      Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Securities , whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Securities .

Section 25                                      Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 26                                      Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

- REMAINDER OF PAGE INTENTIONALLY BLANK -

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us on or before May 11, 2018.

Yours truly,

BMO NESBITT BURNS INC.

By:	(SIGNED) JAMIE ROGERS
Name: Jamie Rogers
Title: Managing Director

ROTH CAPITAL PARTNERS, LLC

By:	(SIGNED) AARON M. GUREWITZ
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

LEEDE JONES GABLE INC.

By:	(SIGNED) ROBERT HARRISON
Name: Robert Harrison
Title: President

Underwriting Agreement

The foregoing is in accordance with our understanding and is accepted by us.

PLATINUM GROUP METALS LTD.

By:	(SIGNED) R. MICHAEL JONES
	Name:	R. Michael Jones
	Title:	President & CEO

By:	(SIGNED) FRANK R. HALLAM
	Name:	Frank R. Hallam
	Title:	CFO

Underwriting Agreement

SCHEDULE “A”

MATERIAL ENTITIES

Name	Jurisdiction of Incorporation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
Platinum Group Metals (RSA) Proprietary Limited	Republic of South Africa	R1.00	1,000	255 issued
Mnombo Wethu Consultants Proprietary Limited	Republic of South Africa	N/A	1,000	1,000
Waterberg JV Resources Proprietary Limited	Republic of South Africa	N/A	1,000,000	219,167 issued

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SCHEDULE “B”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

CANADIAN COUNSEL OPINION

(a)                                 the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b)                                 the Corporation is a validly existing company and in good standing with respect to the filing of annual reports with the British Columbia Register of Companies;

(c)                                  the Corporation has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and the Warrant Indenture and to carry out the transactions contemplated hereby;

(d)                                 the Corporation has all necessary corporate power and capacity: (i) to issue and sell the Offered Securities; and (ii) to grant the Over-Allotment Option;

(e)                                  the authorized and issued capital of the Corporation;

(f)                                   the statements in the Registration Statement under “Part II — Information Not Required to be Delivered to Offerees or Purchasers — Indemnification of Directors and Officers” insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects;

(g)                                  the attributes attaching to the Offered Securities are consistent and conform with the description under “Description of the Securities Being Distributed” in the Canadian Prospectus Supplement;

(h)                                 all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Offered Securities and the grant of the Over-Allotment Option;

(i)                                     the Unit Shares have been duly allotted and validly issued as fully-paid and non-assessable Common Shares upon full payment therefor and the issue thereof;

(j)                                    the Warrants have been duly and validly created and issued upon full payment therefor and the issue thereof;

(k)                                 the Warrant Shares have been reserved and authorized and allotted for issuance and upon receipt by the Corporation of full payment therefor and, when issued in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation;

(l)                                     if applicable, the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (British Columbia), the Notice of Articles and Articles of the Corporation and the rules, policies and by-laws of the TSX;

(m)                             if applicable, the delivery of the Offered Securities in electronic form does not conflict with the Business Corporations Act (British Columbia) or the Articles of the Corporation and the rules, policies and by-laws of the TSX;

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(n)                                 all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Final Base Shelf Prospectus, the Canadian Prospectus Supplement, any Supplementary Material and any Marketing Documents and the filing thereof with the Commissions;

(o)                                 this Agreement and the Warrant Indenture have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement and the Warrant Indenture may be limited by applicable law;

(p)                                 the execution and delivery of this Agreement and the Warrant Indenture, the fulfillment of the terms thereof by the Corporation, the offering, issuance, sale and delivery of the Offered Securities, and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles and Articles of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

(q)                                 Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares of the Corporation and Computershare Trust Company, N.A. is the duly appointed co-transfer agent for the Common Shares in the United States;

(r)                                    Computershare Trust Company of Canada is the duly appointed warrant agent for the Warrants;

(s)                                   all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the Distribution of the Offered Securities in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(t)                                    subject only to the satisfaction by the Corporation of customary conditions imposed by the TSX in similar circumstances, the Unit Shares, the Warrants and the Warrant Shares have been conditionally listed or approved for listing on the TSX;

(u)                                 as to the accuracy of the statements under the headings “Eligibility For Investment”, “Certain Canadian Federal Income Tax Considerations” and “Statutory Rights of Withdrawal and Rescission” in the Canadian Prospectus Supplement;

(v)                                 the issuance by the Corporation of the Warrant Shares upon due exercise of the Warrants in accordance with the terms and conditions of the Warrant Indenture will be exempt from, or will not be subject to, the prospectus requirements of the Applicable Securities Laws of the Qualifying Jurisdictions and no prospectus or other documents are required to be filed, no proceeding is required to be taken, and no approval, permit, consent or authorization is required to be obtained by the Corporation under the Applicable Securities Laws of the Qualifying Jurisdictions to permit the issuance of the Warrant Shares to the holders of the Warrants; and

(w)                               the first trade in the Warrant Shares is exempt from, or is not subject to, the prospectus requirements of the Applicable Securities Laws of the Qualifying Jurisdictions and no filing, proceeding or approval will need to be made, taken or obtained by the Corporation under such laws in connection with any such trade, provided that the trade is not a “control distribution” (as defined in National Instrument 45-102 — Resale of Securities) and the Corporation is a reporting issuer at the time of such trade.

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SCHEDULE “C”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

U.S. COUNSEL OPINION

(a)                                 The Registration Statement has become effective under the U.S. Securities Act; and no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act against the Corporation or in connection with the Offering is pending or threatened by the SEC.

(b)                                 The Registration Statement, at the time it became effective, and the U.S. Prospectus, as of the date of the U.S. Prospectus Supplement, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act (in each case other than the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel need express no opinion); and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.

(c)                                  The execution, delivery and performance by the Corporation of this Agreement and the Warrant Indenture, the compliance by the Corporation with the terms thereof, the issuance and sale of the Offered Securities being delivered on the Closing Date or the Option Closing Date, as the case may be, and the consummation of the transactions contemplated by this Agreement will not result in the violation of any applicable United States federal or New York state law, statute, rule or regulation, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement (except that such counsel need express no opinion with respect to state securities laws, statutes, rules or regulations or the anti-fraud provisions of the securities laws of any applicable jurisdiction) or, to the best of such counsel’s knowledge, any judgment, order or regulation of any United States federal or New York state court, arbitrator or governmental or regulatory authority set forth in Schedule A to such counsel’s opinion.

(d)                                 No consent, approval, authorization, order, registration or qualification of or with any United States federal or New York state court, arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Corporation of this Agreement or the Warrant Indenture, the compliance by the Corporation with the terms hereof and thereof, the issuance and sale of the Offered Securities being delivered on the Closing Date or the Option Closing Date, as the case may be, and the consummation of the transactions contemplated by this Agreement and the Warrant Indenture, except for the registration of the Offered Securities and Warrant Shares under the U.S. Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Offered Securities and Warrant Shares by the Underwriters or as may be required to be obtained from FINRA.

(e)                                  The statements in the U.S. Prospectus Supplement under the heading “Certain United States Federal Income Tax Considerations”, insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize the matters referred to therein.

(f)                                   After giving effect to the application of the proceeds received by the Corporation from the offering and sale of the Offered Securities as described in the U.S. Prospectus Supplement, the Corporation will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(g)                                  Registration will not be required under the U.S. Securities Act in connection with the Concurrent Private Placement.

C-1

SCHEDULE “D”

FORM OF LOCK-UP AGREEMENT

[•], 2018

[•]

Re: Platinum Group Metals Ltd. - Lock-Up Agreement

The undersigned, a director or officer of Platinum Group Metals Ltd. (the “Corporation”), understands that BMO Nesbitt Burns Inc. (“BMO”) and Roth Capital Partners, LLC (collectively, the “Underwriters”) have entered into an underwriting agreement with the Corporation providing for a public offering in Canada and the United States (the “Offering”) of units of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this agreement (the “Lock-Up Agreement”) in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he, she or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares of the Corporation, or any options or warrants to purchase any common shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, common shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership as set out in Appendix “1” attached hereto (collectively, the “Undersigned’s Securities”), or subsequently acquired, directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned acquires beneficial ownership (together with the Undersigned’s Securities, the “Locked-up Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Locked-up Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities, whether directly or indirectly, during the Lock-Up Period:

1.                                      with the prior written consent of BMO, such consent not to be unreasonably withheld;

2.                                      without the consent of BMO, in order for the undersigned to sell, transfer or tender the Locked-up Securities (or any of them) to a bona fide take-over bid made to all holders of common shares of the Corporation or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction (a “reorganization”) involving the Corporation; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid or reorganization is not completed during the Lock-Up Period, any Locked-up Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.                                      without the consent of BMO, where the undersigned exercises any options or warrants provided that any underlying securities issued by the Corporation on such exercise remain part of the Locked-up Securities for purposes of this Lock-Up Agreement; and

4.                                      without the consent of BMO, directly or indirectly, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned’s members, partners, affiliates, associates or immediate family or (ii) a trust or Registered Retirement Savings Plan, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each such case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of British Columbia in connection with any dispute or claim hereunder.

DATED this [•] day of [•], 2018

[NAME OF SHAREHOLDER]

Per:
Name:
Title:
I have authority to bind the Corporation.

Appendix “1” to the Lock-Up Agreement

UNDERSIGNED’S CURRENT SECURITY HOLDINGS OF
PLATINUM GROUP METALS LTD.

The undersigned hereby confirms that the undersigned owns, directly or indirectly, or has control or direction over the following securities of the Corporation:

Common Shares:

Options:

Warrants:

SCHEDULE “E”

Pricing Terms included in the Pricing Disclosure Package

Number of Firm Units Offered by the Corporation:  114,000,000

Number of Additional Units Offered by the Corporation: 17,100,000

Number of Additional Shares Offered by the Corporation: 17,100,000

Number of Additional Warrants Offered by the Corporation: 17,100,000

Public Offering Price per Unit: US$0.15

Public Offering Price per Additional Share: US$0.149

Public Offering Price per Additional Warrant: US$0.001

Underwriting Fee per Unit: US$0.009

Date of Delivery of Firm Units: May 15, 2018

Estimated use of proceeds for payment towards the LMM Facility: US$12,000,000

Date to be inserted on pages S-21 and S-47 regarding adequacy of capital: September 30, 2018

Issuer Free Writing Prospectuses

The corporate presentation titled “Waterberg PGM Project” dated May 3, 2018

E-1